

January 25, 2012

Via E-mail
Herman Yu
Chief Financial Officer
SINA Corporation
37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai, 200121 China

Re: SINA Corporation
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed May 31, 2011
File No. 000-30698

Dear Mr. Yu:

We have reviewed your letter dated December 30, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 1, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Operating Results, page 56

1.   We note your response to prior comment 2 where you provide five reasons why the company's management does not attempt to analyze the performance of your brand advertising business using quantified information about your user base or user traffic. In an effort to provide your investors with a better understanding of how management analyzes your business and why you do not consider such information meaningful to your

current business environment, please revise your disclosures in future filings to include a discussion of such factors as indicated in your response.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Consolidation, page F-7

2.   We note your proposed disclosure in response to our prior comment 5 where you include the terms and duration of your Share Transfer Agreements, Loan Repayment Agreements, Exclusive Sales Agency Agreements, and Trademark License Agreements. However, we are unable to locate agreements by these names in your list of Exhibits. Please tell us the Exhibit number to which each of these agreements relates or revise accordingly to include such Exhibits.

3.   We also note from your response to prior comment 5 that the E-Commerce Cooperation Agreement, Equipment and Leased Line Transfer Agreement, Business Cooperation Agreement, Advertising Production and Technical Services Agreement and the Advertising Publication and Cooperation Agreement have been replaced by and combined into the Exclusive Technical Services Agreements. Please tell us when these agreements were replaced and explain further the reasons for such change. Also, please revise to file the Exclusive Technical Services Agreements as an Exhibit to your Form 20-F and revise the list of Exhibits as it relates to the agreements that have been replaced. In addition, please ensure that your proposed summary of the VIE agreements is updated to reflect this change and provide us with the revised disclosure.

You may contact Megan Akst at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief